September 2, 2025

Cristina Gallo-Aquino
Chief Financial Officer
Ryder System, Inc.
2333 Ponce de Leon Blvd. Suite 700
Coral Gables, Florida 33134

       Re: Ryder System, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-04364
Dear Cristina Gallo-Aquino:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 42

1. On page 47 you disclose how your non-GAAP measure operating revenue is computed, with one reconciling item "subcontracted transportation and fuel." Please
       consider separately showing amounts for each component therein so that investors may have an understanding of the relative impact of each.
2. You disclose each above noted component is largely or typically a pass-through to your customers, resulting in minimal changes in your profitability. For each component, please tell us the (i) amount of pass through revenue in the reconciling line item and (ii) amount of cost associated with each revenue pass through item.
       Additionally, tell us the total amount of cost for each of subcontracted transportation and fuel included in each of cost of services and cost of lease & related maintenance and rental.
 September 2, 2025
Page 2
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies, page 62

3. It appears cost of services, cost of lease & related maintenance and rental, and cost of fuel services are material to each of their associated revenue with the first two appearing to be material to your results. However, it does not appear you disclose in the notes to the financial statements your accounting policy with respect to each pursuant to ASC 235-10-50-1 and 3. Please revise as appropriate. In your response, provide us with your intended disclosure.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services